EXHIBIT 99.1

PRESS RELEASE

Banro Pours First Gold at Namoya Mine, Democratic Republic of the Congo

- 320 ounces poured at Namoya gold mine during the first phase of the commissioning process

Toronto, Canada – December 31, 2013 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce that its Namoya mine in the Democratic Republic of the Congo (“DRC”) successfully began gold production with the pouring of the first 320 ounces on December 30, 2013 during the hot commissioning of the heap leach loaded carbon, elution and electrowinning operations. The completion of the building of the Namoya plant will continue in step with commissioning operations into Q1 2014. Commercial production is expected to be achieved before the end of Q2 1014. Namoya is Banro’s second gold mine to come into production in just over two years.

This is a significant and exciting milestone for Banro. Production at Namoya is scheduled to transform Banro from a one-mine company with less than 100,000 ounces of annual gold production to a two-mine company targeting more than 225,000 ounces of annual gold production. The start of production at Namoya is also a tremendous achievement for the DRC, clearly signifying that the DRC is a place to find, finance and successfully build new gold mines.

“We would like to thank our professional operations teams, business partners, consultants, regional governments and the local communities for assisting us in this significant achievement. We look forward to continued growth, new business opportunities and a long association with the DRC,” commented Dr. John Clarke, President and CEO.

The Namoya mine is Banro’s second gold mine on the Twangiza-Namoya gold belt, located approximately 210km southwest of Banro’s Twangiza gold mine which began production in October 2011. Namoya is an open pit mining operation with a hybrid gravity/Carbon in Leach (CIL) and heap leach extraction process.

Qualified Person
Daniel K. Bansah, Head of Operations and Projects and a "qualified person" (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya, located approximately 210 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.